Exhibit 99.1
GRAVITY REPORTS FIRST QUARTER OF 2008 RESULTS
Seoul, South Korea — July 7, 2008 — GRAVITY Co., Ltd. (NasdaqGM: GRVY), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2008, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the first quarter ended March 31, 2008 was KRW 12,529 million (US$11,969 thousand), representing a 14.2% increase from KRW 10,967 million (US$10,477 thousand) for the fourth quarter ended December 31, 2007 (“QoQ”) and a 19.2% increase from KRW 10,513 million (US$10,043 thousand) for the first quarter ended March 31, 2007 (“YoY”).
REVIEW OF FINANCIAL RESULTS
Revenues
Royalty and licensing fee revenues for the first quarter ended March 31, 2008 were KRW 6,897 million (US$6,589 thousand), representing a 11.6% increase QoQ from KRW 6,179 million (US$5,903 thousand) but a 5.3% decrease YoY from KRW 7,285 million (US$6,959 thousand). The increase QoQ was primarily driven by higher Japan revenues resulting from a Ragnarok Online™ in-game event in January 2008.
Subscription revenues for the first quarter of 2008 was KRW 2,860 million (US$2,732 thousand), representing a 0.9% decrease QoQ but a 38.7% increase YoY compared to KRW 2,887 million (US$2,758 thousand) and KRW 2,062 million (US$1,970 thousand), respectively. The increase YoY is primarily attributed to implementation of the micro-transaction model for Ragnarok Online™ in the Korea market since April 2007, commercialization of Ragnarok Online™ in Russia in March 2007 and in France and Belgium in June 2007 and commercialization of Requiem in Korea in October 2007.
Mobile game revenues was KRW 1,421 million (US$1,357 thousand) for the first quarter of 2008, representing a 32.1% increase QoQ from KRW 1,076 million (US$1,028 thousand) and an 80.6% increase YoY from KRW 787 million (US$752 thousand).
Character merchandising, animation and other revenue was KRW 1,351 million (US$1,291 thousand) for the first quarter of 2008, representing a 63.8% increase QoQ from KRW 825 million (US$788 thousand) and a 256.5% increase YoY from KRW 379 million (US$362 thousand). The increase is primarily due to the increased sale of mobile phone accessories by NEOCYON, a subsidiary of the Company, to LG Electronics in the first quarter of 2008.
Cost of Revenues and Operating Expenses
Cost of revenues were KRW 7,504 million (US$7,169 thousand) for the first quarter of 2008, representing a 12.0% increase QoQ from KRW 6,699 million (US$6,400 thousand) and an 89.3% increase YoY from KRW 3,964 million (US$3,787 thousand). Gravity’s increased cost of revenues QoQ was primarily due to higher salaries from the commercialization of new games and increased cost of revenues related to NEOCYON’s mobile phone accessories. The increase in YoY cost of revenues was attributed to the amortization of development-related costs from the commercialization of Emil Chronicle Online, Pucca Racing and Requiem in August, September and October of 2007, respectively and from higher salaries due to the establishment of L5 Games Inc., a game development studio in the U.S., which is a wholly-owned subsidiary of Gravity Interactive, Inc. in October 2007.

Operating expenses were KRW 6,711 million (US$6,411 thousand) for the first quarter of 2008, representing a 30.7% decrease QoQ from KRW 9,687 million (US$9,254 thousand) and an 11.8% decrease YoY from KRW 7,612 million (US$7,272 thousand). The decrease in operating expenses QoQ is due to decreased advertising expenses and commission paid. The YoY decrease in operating expenses is attributed to decreased R&D expenses because R&D expenses were converted into intangible assets (capitalized R&D cost) after open beta testing and into cost of revenues after commercialization.
Losses before income tax expenses and others was KRW 278 million (US$266 thousand) for the first quarter of 2008, which represents a 94.0% decrease QoQ compared with KRW 4,629 million (US$4,423 thousand) and a 826.7% increase YoY compared with KRW 30 million (US$30 thousand).
As a result of the foregoing factors, Gravity recorded a net loss of KRW 1,370 million (US$1,309 thousand) for the first quarter of 2008 compared with a net loss of KRW 6,237 million (US$5,960 thousand) for the fourth quarter of 2007 and a net loss of KRW 973 million (US$931 thousand) for the first quarter of 2007.
The balance of cash and cash equivalents and short-term financial instruments was KRW 56,416 million (US$53,894 thousand) as of March 31, 2008.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,046.80 to US$1.00, the noon buying rate in effect on June 30, 2008 as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 23 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
Email: jlee@gravity.co.kr
Telephone: +822-2132-7800
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GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-07		31-Mar-08
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	53,588	51,192	50,800	48,529
Short-term financial instruments	8,715	8,325	5,616	5,365
Accounts receivable, net	4,820	4,605	4,772	4,559
Other current assets	5,544	5,296	5,453	5,209

	72,667	69,418	66,641	63,662

Property and equipment, net	7,195	6,873	7,877	7,525
Leasehold and other deposits	2,412	2,304	2,158	2,062
Intangible assets	2,012	1,922	1,607	1,535
Development cost	9,674	9,241	9,850	9,410
Goodwill	1,451	1,386	1,451	1,386
Investment	20	19	3,935	3,759
Other non-current assets	1,496	1,431	1,548	1,479

Total assets	96,927	92,594	95,067	90,818

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	4,573	4,369	3,343	3,194
Deferred income	3,639	3,476	3,529	3,371
Current portion of deferred tax liabilities	583	557	434	415
Other current liabilities	1,317	1,258	1,233	1,178

Total current liabilities	10,112	9,660	8,539	8,158

Long-term deferred income	10,245	9,787	10,249	9,791
Accrued severance benefits	715	683	815	779
Deferred income tax liabilities	49	47	52	50
Other non-current liabilities	262	250	146	139

Total liabilities	21,383	20,427	19,801	18,917

Minority interest	68	65	90	86
Common stock	3,474	3,319	3,474	3,319
Additional paid-in capital	75,126	71,767	75,181	71,820
Retained earnings	(2,879)	(2,750)	(4,249)	(4,059)
Accumulated other comprehensive income (loss)	(245)	(234)	770	735

Total shareholders’ equity	75,476	72,102	75,176	71,815

Total liabilities and shareholders’ equity	96,927	92,594	95,067	90,818

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,046.80 to US$1.00, the noon buying rate in effect on June 30, 2008 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$)

	Three months ended
	31-Dec-07		31-Mar-07		31-Mar-08
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	2,887	2,758	2,062	1,970	2,860	2,732
Online games-royalties and license fees	6,179	5,903	7,285	6,959	6,897	6,589
Mobile games	1,076	1,028	787	752	1,421	1,357
Character merchandising, animation and other revenue	825	788	379	362	1,351	1,291

Total net revenues	10,967	10,477	10,513	10,043	12,529	11,969

Cost of revenues	6,699	6,400	3,964	3,787	7,504	7,169

Gross profit	4,268	4,077	6,549	6,256	5,025	4,800

Operating expenses
Selling, general and administrative	9,471	9,048	5,032	4,807	5,928	5,663
Research and development	216	206	2,580	2,465	783	748

Operating loss	(5,419)	(5,177)	(1,063)	(1,016)	(1,686)	(1,611)

Other income (expenses)
Interest income	733	700	754	720	702	671
Interest expense	(75)	(72)	(9)	(9)	(4)	(4)
Foreign currency gains (losses), net	227	217	288	275	713	681
Others, net	(95)	(91)	—	—	(3)	(3)

Loss before income tax expense, minority interest and equity in loss of related joint venture	(4,629)	(4,423)	(30)	(30)	(278)	(266)

Income tax expenses (benefit)	921	880	766	732	849	811

Loss before minority interest and equity in loss of related joint venture	(5,550)	(5,303)	(796)	(762)	(1,127)	(1,077)

Minority interest	8	8	6	6	22	21
Cumulative effect of change in accounting principle	—	—	—	—	—
Equity in loss of related joint venture	679	649	171	163	221	211

Net loss	(6,237)	(5,960)	(973)	(931)	(1,370)	(1,309)

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,046.80 to US$1.00, the noon buying rate in effect on June 30, 2008 as quoted by the Federal Reserve Bank of New York.